September 9, 2024

John Butler
Chief Executive Officer
Akebia Therapeutics, Inc.
245 First Street
Cambridge, MA 02142

       Re: Akebia Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed September 3, 2024
           File No. 333-281903
Dear John Butler:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Hamill at 303-844-1008 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Caroline Dotolo